UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER 000-53665
CUSIP NUMBER 584507107

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐Form N-SAR
☐ Form N-CSR
	For Period Ended	March 31, 2011
	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MEDICAL CARE TECHNOLOGIES INC.

Full Name of Registrant

Not applicable

Former Name if Applicable

Room 815, No. 2 Building, Beixiaojie, Dongzhimen Nei

Address of Principal Executive Office (Street and Number)

Beijing, China 10009

City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

1

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-Q Quarterly Report for the period ended March 31, 2011 because the Registrant’s auditor has not completed their review of the Form 10-Q or interim financial statements. It is anticipated that the Form 10-Q Quarterly Report, along with the interim financial statements, will be filed on or before the 5th calendar day following the prescribed due date of the Registrant’s Form 10-Q.

PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

	Ning C. Wu	8610	6407 0580
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for
	such shorter period that the registrant was required to file such report(s) been filed?		If answer is no,
	identify report(s).		☒ Yes	☐ No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject

report or portion thereof?                                                                                                                           ☐Yes  ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

MEDICAL CARE TECHNOLOGIES INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date              May 16, 2011                                                                                 By  /s/ Ning C. Wu
Ning C. Wu
President and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.